UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 000-51635

KODIAK OIL & GAS CORP.
(Translation of registrant’s name into English)

1625 Broadway, Suite 330 Denver, Colorado 80202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KODIAK OIL & GAS CORP.
Date: March 16, 2006	By:	/s/ Lynn A. Peterson
Name: Lynn A. Peterson Title: President

FOR IMMEDIATE RELEASE: THURSDAY, MARCH 16, 2006

KODIAK OIL & GAS ACQUIRES ADDITIONAL VERMILLION BASIN
INTERESTS; SETS US $30 MILLION INITIAL 2006 CAPITAL BUDGET

DENVER – March 16, 2006 (CNW) – Kodiak Oil & Gas Corp. (TSX Venture: KOG; KOGGF.PK) today announced the acquisition of 10,629 gross (9,566 net) acres of mineral leasehold in Sweetwater County, Wyoming. The acreage, adjacent and contiguous to current Kodiak lands, is located in the Company’s Pacific Rim project area and is part of the Vermillion Basin deep-gas play that Company geologists believe is prospective for the Baxter shale and Frontier and Dakota sandstones. Kodiak operates the properties.

The $6.9 million acquisition was from a private party, Chicken Creek LLC, and includes the undeveloped acreage as well as working interest (ranging from 33% to 90%) in four wells that have been drilled during the past two years to evaluate the natural gas potential of the Almond and Ericson formations. One well is producing from the Almond Formation and the remaining three wells are in various stages of completion in the Almond and Ericson. Further completion activity in the area will resume in the second quarter of 2006 when annual wildlife stipulations on federal lands are lifted.

After the acquisition, Kodiak has 45,137 gross (28,337 net) acres adjacent to the developing Vermillion Basin deep-gas play. The Company’s working interest in the properties range from approximately 45% under 4,600 net acres to 90% under 12,000 net acres. Most of the Company’s Vermillion Basin acreage position is on federal lands.

$30 Million 2006 Capital Expenditure Budget

The Company also today announced its 2006 capital expenditure budget of US $30 million, not including the above announced Vermillion acquisition. By comparison, Kodiak’s 2005 CAPEX was $14 million. Kodiak plans to fund the 2006 CAPEX from the proceeds from its recently announced private placement. Kodiak currently plans to participate in the drilling of 31 wells (15.24 net) in 2006. Approximately $16 million of the 2006 capital budget will fund drilling expenditures, gathering and processing infrastructure and certain acreage acquisitions in southwestern Wyoming. The balance of $14 million is allocated to Williston Basin, drilling and completion operations and infrastructure.

The amount and allocation of actual capital expenditures will depend upon a number of factors,

including the impact of commodity prices, rig availability, variances in contract drilling and service costs, and changes in forecasted production. Potential producing property or acreage acquisitions are not included in the 2006 budget.

Management Comment

Lynn Peterson, President and CEO of Kodiak Oil & Gas commented: “Kodiak is in the best position in its history. We have the capital to invest, the projects to drill and the technical talent necessary to actively explore and exploit our leasehold as we seek to establish reserves and grow production.”

He added “Our exploration program has a meaningful inventory of promising gas and oil projects in both of our core basins. One such project is the 2006 drilling of one or two wells to evaluate the potential of the deeper Baxter shale and Frontier sands. Our strategy combines exploration opportunities with a growing cash flow from development drilling in Wyoming. In North Dakota, we anticipate spudding a well on our Bakken acreage early in the second quarter. We expect to drill at least two wells here in 2006. Going forward, our large acreage positions in our core areas include projects of varying risk profile that we believe present attractive opportunities for Kodiak and its shareholders. I invite you to monitor our progress during what we expect to be a truly pivotal year for Kodiak.”

About Kodiak Oil & Gas Corp.

Kodiak Oil & Gas, headquartered in Denver, is an independent energy exploration and development company focused on exploring, developing and producing oil and natural gas in the Williston and Greater Green River Basins in the U.S. Rocky Mountains. The common shares of the Company are listed for trading on the TSX Venture Exchange under the symbol “KOG” and the U.S. symbol “KOGGF.”

Forward-Looking Statements

This press release includes statements that may constitute “forward-looking” statements, usually containing the words “believe,” “estimate,” “project,” “expect” or similar expressions, including the Company’s expectations regarding the amount of capital resources available to the Company to fund its planned capital expenditures and the application of such capital resources; and the Company’s expectations regarding the nature, timing and success of its exploration and drilling programs. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, fluctuations in the prices of oil and gas; risks inherent in the oil & gas industry, such as operational risks in exploring for, developing and producing oil and natural gas; uncertainties inherent in estimating quantities of oil and gas reserves and projecting future rates of production and the timing and cost of exploration and development activities; competition; operating risks; acquisition risks; liquidity and capital requirements; the effects of governmental regulation; adverse changes in the market for the Company’s oil and gas production; dependence upon third-party vendors; and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:
Mr. Lynn A. Peterson, President, Kodiak Oil & Gas Corp., +1-303-592-8075
Mr. David Charles, EnerCom, Inc. +1-303-296-8834
Ms. Heather Colpitts, Associate Account Manager, CHF Investor Relations, +1-416-868-1079 x.223

If  you would like to receive press releases via email contact Heather Colpitts (heather@chfir.com) and specify “Kodiak releases” in the subject line.